September 25, 2020

JPMorgan Trust II

277 Park Avenue

New York, NY 10172

Dear Sirs:

J.P. Morgan Investment Management Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse each Fund listed on Schedule A. The JPMorgan Service Providers will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend and interest1 expenses on securities sold short, interest, taxes, expenses related to Trustee elections, expenses related to litigation and potential litigation, and extraordinary expenses not incurred in the ordinary course of each Fund’s business.

The JPMorgan Service Providers understand and intend that each Fund will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing each Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit each Fund to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc.
JPMorgan Distribution Services, Inc.

By:

Accepted by:
JPMorgan Trust II

By:

[1]	In calculating the interest expense on short sales for purposes of this exclusion, each Fund will recognize economic elements of interest costs, including premium and discount adjustments.

JPMTII Fee Waiver Agreement

Page II

SCHEDULE A

FUND NAME	Academy
JPMorgan U.S. Treasury Plus Money Market Fund[1]	0.18%

1	Expense limitation is in place until at least 9/30/21.